April 30, 2019

Robert Liscouski
Chief Executive Officer
Quantum Computing Inc.
215 Depot Court SE
Suite 212
Leesburg, VA 20175

       Re: Quantum Computing Inc.
           Amendment No. 1 to Registration Statement on Form 10-12(g) Filed April 15, 2019
           File No. 000-56015

Dear Mr. Liscouski:

       We have reviewed your April 15, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
April 9, 2019 letter.

Amendment No. 1 to Registration Statement on Form 10

Item 6. Executive Compensation
Summary Compensation Table, page 27

1. We note your response to prior comment 5 that you determined the appropriate fair value of the stock grants to employees by using the closing OTC Market price on the day of the stock grants as the fair market value. Please explain to us why the amounts in the Stock
      Awards column in your Summary Compensation Table appear to be inconsistent and much less than the OTC Market price used to adjust compensation expense in 2018.
Item 15. Financial Statements and Exhibits
Balance Sheets as of December 31, 2018 and December 31, 2017, page F-4
 Robert Liscouski
Quantum Computing Inc.
April 30, 2019
Page 2
2. We note your response to prior comment 5 that your repurchase rights should be viewed as forfeiture provisions and have adjusted the stock compensation expense in 2018 accordingly. However, we note your Balance Sheet continues to present 4,724,161 shares issued and outstanding as of December 31, 2018. Please revise or advise. Statement of Stockholders' Deficit, page F-6

3. We note your response to prior comment 4. The balance of accumulated deficit of
      ($16,484,367) as of December 31, 2018 presented on the Statement of Stockholders'
      Deficit still does not agree with the accumulated deficit of ($20,379,867) as of December
      31, 2018 presented on the Balance Sheet. Please revise.
Notes to the Audited Financial Statements, page F-14

4. Your response to prior comment 5 references ASC 718. Please describe the significant terms of the stock-based employee awards including the vesting and contractual terms.
       Tell us what consideration was given to recognizing the compensation cost of share-based employee awards over the requisite service period. Revise to disclose the requisite service period for your stock based compensation grants and any other substantive conditions including those related to vesting. We refer you to ASC 718-10-35-2 and 718-10-50-
      2(a)(1).
       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland,
Attorney-Advisor, at (202) 551-6711 or Edwin Kim, Attorney-Advisor, at (202) 551-3297 with any other questions.



                                                           Sincerely,

FirstName LastNameRobert Liscouski                         Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameQuantum Computing Inc.
                                                           and Services
April 30, 2019 Page 2
cc:       Chris Roberts
FirstName LastName